WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY  10019-6099
Tel:  212 728 8000
Fax:  212 728 8111

VIA EDGAR

July 29, 2009

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-15202

Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below is Berkley’s response to the further comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally by Ms. Tabatha Akins to me on July 27, 2009. For your convenience, we have set forth below this comment in italics, followed by Berkley's response thereto.

As described below and in Berkley’s previous responses to the Staff in my letters dated June 17, 2009 and July 16, 2009 (the “Previous Response Letters”), Berkley proposes to incorporate the enhanced disclosure in response to the Staff’s comments commencing with either its upcoming Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2009 (“2Q 2009 Form 10-Q”) or with its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”). We have included sample disclosure as if such disclosure were included in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”), but it will be revised and updated as appropriate for the period to which it relates.

2008 Form 10-K

Exhibit 13

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 29, 2009

Reserves for Losses and Loss Expenses

1.

With respect to part (A) of our prior comment 1, we believe that additional quantitative disclosure will be material information to investors. As previously requested, please revise your disclosure to quantify the claims frequency trends for each of the periods presented and disaggregate and quantify the amount of favorable development attributable to accident years 2004 through 2007. Please be sure to separately address the full year 2007.

In response to this comment, we have updated the proposed enhanced disclosure that we included in our Previous Response Letter of June 17, 2009, with the additional language addressing this comment presented below in bold italics: as requested, quantification by accident year of the favorable development is included in the notes to the following table, which has been revised from our Previous Response Letter of June 17, 2009 to show prior year reserve changes by business segment; claims frequency trends for the periods presented are added in the following paragraph. We would include the below table and related disclosure commencing with our 2009 Form 10-K, revised and updated as appropriate as of the end of such period, and would also include, commencing with our 2Q 2009 Form 10-Q, a table addressing prior year reserve development for the six months ended June 30, 2009. We would expect to continue to provide similar disclosure in future periods until such time as the aggregate reserve development in any individual segment is no longer material for the period to which the report relates.

The following table presents changes in estimate of claims occurring in prior years (dollars in thousands):

(1) Includes favorable reserve development of $21 million, $8 million, $42 million and $46 million for accident years 2004 through 2007, respectively, partially offset by unfavorable reserve development of $9 million in prior years.

(2) Includes favorable reserve development of $27 million, $38 million and $54 million for accident years 2004 through 2006, respectively, partially offset by unfavorable reserve development of $22 million in prior years.

The majority of the favorable reserve development for the specialty segment during 2008 and 2007 was associated with excess and surplus (“E&S”) business. E&S insurers are free from rate and form regulation

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 29, 2009

and generally charge higher rates for business than that in the “standard” market. The favorable development for the E&S business was primarily caused by lower claim frequency trends. Claim frequency (i.e., the number of reported claims per unit of exposure) declined 10% in 2004, 5% in 2005 and 2006 and 1% in 2007. These trends were significantly lower than the trends that were expected when initial reserves for those years were established. One reason for the lower than expected number of claims was the Company’s introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered, particularly for the Company’s building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was greater than expected at the time reserves were initially established.

The favorable reserve development for the alternative markets segment during 2008 and 2007 was primarily related to workers’ compensation business written in California. From 2003 to 2005, the State of California enacted various legislative reforms, whose impact on workers’ compensation costs was uncertain at the time. As actual claims data have emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

Several factors led to the adverse reserve development in the reinsurance segment during 2007. Most of the adverse development stemmed from older accident years (1999-2001), and was driven by a limited number of accounts that reported losses that were significantly higher than expected. Several of these accounts reinsured residential building contractors and were severely impacted by construction defect claims. Several other accounts were written for ceding companies which subsequently became financially impaired and did not report claims to the Company in a timely manner, delaying the recognition of our liabilities and resulting in adverse reserve development.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

July 29, 2009

* * * * *

Pursuant to your letter, on behalf of Berkley, we hereby acknowledge that:

•	Berkley is responsible for the adequacy and accuracy of the disclosure in its 2008 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley’s 2008 Form 10-K; and
•	Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Tabatha Akins

Joel Parker

Eugene G. Ballard

Ira S. Lederman, Esq.